March 6, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief Office of Information Technologies and Services
Bernard Nolan, Staff Attorney

Re:	Net Element, Inc.

Amendment No. 2 to Registration Statement on Form S-3 Filed February 14, 2018

File No. 333-222466

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in connection with the Company’s amendment to Amendment No. 2 to Registration Statement on Form S-3 that was filed on EDGAR on February 14, 2018 (the “Current Registration Statement”).

The Company is amended the Current Registration Statement (by filing with U.S. Securities and Exchange Commission (the “Commission”), concurrently with filing of this letter, Amendment No. 3 to Form S-3 (the “Amendment”)) to update its disclosure about the Company’s relationship with Bunker Capital, specifically, termination of such relationship with Bunker Capital.

The Company is disclosing on pages 3 and 4 of the Amendment that (i) pursuant to a letter of intent between the Company and Bunker Capital, Bunker Capital was going to assist the Company with its development of the blockchain technology, connection and the development of smart contracts, suitable models, and implementation of an initial coin offering; (ii) as of the date of filing of the Amendment, the Company has been focused on the development of the blockchain technology solutions and has not made any commitment related to any digital securities offering and/or an initial coin offering should the Company decide to pursue such an offering; (iii) as of the date of filing of the Amendment, Bunker Capital has not performed for the Company any services related to any digital securities offering and/or an initial coin offering; (iv) as per the letter of intent, the Company made a prepayment to Bunker Capital in the form of 19,000 shares of Company’s common stock; (v) the Company and the technical and business team of Bunker Capital had several strategy planning meetings to discuss the architecture of the ecosystem and related intellectual property matters; (iv) on February 26, 2018, the Company terminated the relationship with Bunker Capital as the parties did not reach a definitive agreement; (vii) as part of such termination, the Company asked Bunker Capital to return such shares of the Company’s common stock; (viii) at this time, the Company does not know whether and how many shares will be returned; and (ix) the Company continues to work on the business plan and technology schematics for such blockchain technology-based solution as part of its Netevia platform utilizing its internal team of software engineers while continuing to assess the technical resources required to implement the Company’s strategic initiatives in this regard.

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The Company hereby requests you to advise the Company when it would be appropriate to request acceleration of the effective date of the Current Registration Statement, as amended by Amendment No. 3.

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122 or Serge V. Pavluk of Snell & Wilmer L.L.P. at 714.427.7442.

Sincerely,

/s/ Jonathan New_______

Jonathan New

Chief Financial Officer

Net Element, Inc.

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